Exhibit 99.295

Nextech AR launches its new Digital Experience Platform (DXP) Nextech AR LiveX (“LiveX”).

Today, April 6th, CEO, Evan Gappelberg will unveil the new product Nextech AR LiveX during his Augmented Reality Hologram Livestream on the company’s AiR Show App.

VANCOUVER, B.C., Canada – April 6th, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (FSE: N29) is pleased to announce the launch of its Digital Experience Platform (DXP) Nextech AR LiveX.

The Company will be using its recently launched Augmented Reality LiveStreaming technology to holoport Nextech CEO, Evan Gappelberg, as a hologram into your home at 1:00 PM EST today to showcase the LiveX Digital Experience Platform (DXP) and some of the capabilities in augmented reality!

To participate in the AR LiveStream experience, please use the following steps:

1.	Download the AiR Show App on your mobile smartphone using the links below:

Apple App Store

Google Play Store

2.	Join us LIVE at 1:00PM EST, open the AiR Show app and enter the code: EGLIVE

3.	Follow the directions in the AiR Show app. Scan your environment to place the livestream hologram of Evan into your space. Turn up the volume and enjoy the demonstration. We encourage you to take pictures and videos and share with the company and on social media.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company LiveStreaming its CEO are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.